UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 15, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11
Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Extension of the Adjusted Closing Price calculation referring to the process of acquiring the mobile assets of Oi Móvel S.A.

TIM S.A., (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6404 and the provisions of CVM Resolution No. 44, and in continuity with the Material Facts published on March 10th, 2020, July 18th, 2020, July 27th, 2020 and August 7th, 2020, September 7th, 2020, December 14th, 2020, January 29th, 2021, January 31st, 2022, February 09th, 2022 and April 13th, 2022 and April 20th, 2022, and the Notices to Shareholders published on June 28, 2022 and August 9, 2022, informs its shareholders and the market in general that, on the one hand, TIM, Telefônica Brasil S.A. and Claro S.A. (jointly “Buyers”) and, on the other side, Oi Móvel S.A. – Under Judicial Reorganization (“Oi Móvel”, “Seller”), agreed to extend by 30 days the deadline for sending notifications related to the calculation of the Adjusted Closing Price of the Transaction by the Buyers. Therefore, the deadline for sending the notifications will be extended until September 17th, 2022.

The amount retained by TIM, in the total of R$ 634.33 million, to meet any need for additional price adjustments to be made, under the terms of the Share Purchase Agreement (“SPA”), will continue fully retained by the Company until the end of the new agreed term.

The Company will keep its shareholders and the market in general duly informed of material facts related to this Transaction, pursuant to CVM Resolution No. 44 and applicable legislation.

Rio de Janeiro, August 15th, 2022.

TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: August 15, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer